Mail Stop 3561

								December 23, 2005

Paul Lipschutz
Chief Executive Officer
Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, PA 18901

Re:	Collectible Concepts Group, Inc.
	Amendment No. 3 to Schedule 14C
      Filed December 16, 2005
	File No. 0-30703

Dear Mr. Lipschutz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Election of Directors, page 10

1. Please revise to provide the disclosures concerning your board`s committees, if any, as required by Item 7(d) of Schedule 14A.

2.	Please revise to disclose whether or not the board provides a means by which shareholders can send communications to the board.
If
you do not have such a communications process, state the basis of the view of the board that it is appropriate not to have such a process.
See Item 7(h) of Schedule 14A.


3. As applicable, please revise your Information Statement to provide the disclosures concerning your auditors as required by Item 9 of
Schedule 14A.

 * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Branch Chief, at (202) 551-3214 or me at
(202)
551-3720 with any questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director




Paul Lipschutz
Collectible Concepts Group, Inc.
December 23, 2005
Page 2